SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Acquisition of VRG

São Paulo, March 28, 2007 – GOL Linhas Aéreas Inteligentes (Public company, C.N.P.J. n.° 06.164.253/0001 -87, N.I.R.E. 35.300.314.441, NYSE: GOL and Bovespa: GOLL4), controlling shareholder of GOL Transportes Aéreos S.A., Brazil’s low-cost, low-fare airline, announced today that it has agreed with VarigLog and Volo, the controlling shareholders of VRG Linhas Aéreas S.A. (“VRG”, airline that operates the Varig brand), to acquire the total share capital of VRG. The total consideration offered for the shares of VRG is approximately US$275mm, consisting of US$98mm of cash (representing less than 10% of GOL’s total cash), and approximately 6.1 million non-voting (PN) shares issued by GOL (representing approximately 3.2% of GOL’s total shares outstanding), with various sale restrictions for up to 30 months. With the assumption of R$100mm (US$45mm) of debentures, the total aggregate value of the transaction is approximately US$320mm. This closing is conditioned on obtaining all the customary regulatory approvals from the authorities, including the Brazilian Antitrust Agency (CADE) and the National Civil Aviation Agency (ANAC); GOL will keep investors informed of approvals.

VRG will be acquired by GTI S.A., a wholly-owned subsidiary of GOL Linhas Aéreas Inteligentes. The companies will keep separate financials and will be managed according to best practices in corporate governance and internal controls. VRG will operate with its own brand (VARIG), differentiated services, incorporating the low-cost business model from GOL, and independent administration, separate from GOL’s operating subsidiary GOL Transportes Aereos S.A, which will continue to invest in its unique low-cost operating model.

GOL and VRG will be managed as independent companies with focused business models. GOL will maintain focus on its low-cost, low-fare business model, with a single-class of service in the Brazilian domestic market and South America. The Company maintains its commitment to popularizing air travel, making low-fare flights more accessible to a larger portion of the population. VARIG (brand operated by VRG) will offer differentiated services, with direct flights and a mileage program (Smiles), which currently serves more than 5 million clients. On long-haul international routes, VARIG will offer two service classes: coach and business. In the domestic market, VARIG will operate with a single-class of service, prioritizing flights between the main economic centers of Brazil, with principal bases of operation at Congonhas, Guarulhos, Santos Dumont and Galeão airports. Both companies will explore synergies resulting from gains in efficiency, quality and competitiveness. The complementary networks of the two operating subsidiaries will permit wide feeder and distribution of VARIG’s international flights, offering passengers arriving or departing from Brazil numerous and flexible connection options.

The combined strength of GOL and VARIG will establish a Brazilian airline group with a growing passenger base of over 20 million annually, capable of competing on the South American and world stages against other large international airlines. GOL and VARIG together, through higher efficiencies generated to the market and consumers, will be ready to assume leadership of domestic and international flights among Brazilian carriers. The combination of these two companies will provide the ability to increase the number of seats offered at low fares and will stimulate growth in air travel.

The acquisition represents the best opportunity for operations under the VARIG brand to remain a Brazilian-managed and controlled airline, fully focused on the strategic objectives of growth, job creation, and competitiveness, while remaining a strong Brazilian flag carrier. GOL believes there are opportunities to maximize the purchasing power of the two subsidiaries to further reduce operating costs, increase efficiencies, continue to innovate the Brazilian market for air travel, and pass on the benefits of synergies between the companies to the traveling public.

VARIG will incorporate modern concepts of efficient administration, asset optimization, intensive use of technology, efficient and economic fleet, transparency, innovation and employee motivation, which will make the company competitive, profitable, financially sound, and capable of sustained growth.

VRG’s fleet, currently operating with 17 aircraft, will be increased to 34 Boeing aircraft composed of a simplified fleet of 20 737 and 14 767 aircraft. This fleet will permit VARIG to serve more than ten international destinations in Europe (Frankfurt, London, Madrid, Milan and Paris), North America (Miami, New York and Mexico City), and South America (Buenos Aires, Santiago, Bogotá and Caracas).

“GOL intends to provide VARIG with the necessary ambition, management expertise, financial strength and cost base to compete with South American and world competitors. With this acquisition, Brazil will maintain an important flag in global aviation, the industry will benefit from an increase in jobs and demand will be better served,” said GOL’s Chief Executive Officer, Constantino de Oliveira Junior. “We are confident that throughout this acquisition GOL will continue its mission of popularizing air travel and consolidate its position as one of the leading low-cost carriers in the world. We will work so that our companies become the Brazilian carriers of choice for both domestic and international passengers.”

In summary, GOL will offer a viable, financially secure future for VARIG through its strategy which includes:

- Maintenance of the VARIG brand and the operation the two airlines separately;

- Improving the service offering under the VARIG brand, including the Smiles mileage program, and increasing the quantity of direct flights;

- Expanding service to routes not currently operated;

- Reducing VARIG’s operating costs through improved efficiencies, superior purchasing power and lower overhead;

- Facilitating the expansion of the fleet operating the under the VARIG brand, by providing it with modern and efficient aircraft, low-cost leasing and financing facilities, and using purchasing power to negotiate lower costs;

- Improving the quality of the long-haul fleet operating the VARIG brand, and updating and innovating its long-haul product.

VRG is a company based on the Isolated Productive Unit (UPI) of VARIG, created in the Bankruptcy Recovery Plan of VARIG, Rio Sul and Nordeste (together, the “Recovering Companies”) and acquired by VarigLog in the Judicial Auction realized on July 7, 2006. Under the Brazilian Company Recovery Law of 2005, the UPI was created and sold fully free of liabilities of any nature (civil, labor, tax, pension, etc.), and upon completion of the conditions established in the Auction Edital, so to assure payment to creditors and the continued existence of the Recovering Companies. With the acquisition, GOL fully assumes the obligation to assure that VRG completes, in the strictest terms, all of the terms of the Auction Edital, including: (a) honor the two debentures already issued in the value of R$50mm each, with 10-year maturities, (b) the hiring of the services of the Varig Training Center with a minimum value of R$1mm, and (c) the rental at market rates of some fixed assets from VARIG.

Richard Freeman Lark, Jr.
Chief Financial Officer
Investor Relations Officer

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay through its more than 630 daily flights to 56 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 0800 52 900 in Peru and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail:gabriela.juncadella@edelman.com
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.